MERUS LABS INTERNATIONAL INC.

April 1, 2014
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
New Brunswick Securities Commission
Prince Edward Island Office of the Attorney General

Dear Sirs:

Re:	Merus Labs International Inc.
Report of Voting Results pursuant to section 11.3 of National Instrument 51-102
- Continuous Disclosure Obligations (“NI 51-102”)

Following the annual and special meeting (the “Meeting”) of shareholders of Merus Labs International Inc. (the “Corporation”), held on March 27, 2014, and in accordance with section 11.3 of NI 51-102, we hereby advise you of the following voting results obtained at the Meeting. Unless otherwise stated, the matters were voted on by ballot.

	Item Voted Upon	Voting Result
1.	To set number of directors at five.*	For	% For	Against	% Against
		12,381,539	99.91%	11,492	0.09%
2.	Election of the following five
	Directors for the ensuing year*:	For	% For	Withheld	% Withheld
	Elie Farah	10,563,137	99.79%	22,383	0.21%
	David D. Guebert	10,563,157	99.79%	22,363	0.21%
	Robert S. Pollock	10,536,257	99.74%	27,543	0.26%
	Michael Cloutier	10,555,052	99.71%	30,468	0.29%
	Timothy G. Sorensen	9,105,066	85.97%	1,485,734	14.03%
3.	Appointment of Deloitte & Touche
	LLP as the Corporation’s auditors and	For	% For	Against	% Against
	authorization for the directors to fix	12,313,765	99.15%	105,565	0.85%
	the remuneration of the auditors.*
4.	Approval of the continuation of the
	Stock Option Plan.	For	% For	Against	% Against
		8,474,122	74.11%	2,961,133	25.89%
5.	Approval of an alteration to the
	Articles of the Corporation to include	For	% For	Against	% Against
	an advance notice provision for the	8,500,767	74.34%	2,934,488	25.66%
	election of directors.

* Voting carried by a show of hands – information under Voting Result reflects votes by proxy.

Yours truly,

MERUS LABS INTERNATIONAL INC.

“Andrew Patient”

Andrew Patient
Chief Financial Officer